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EXHIBIT (a)(1)(H)

June 15, 2004

To the holders of certain warrants:

        This letter is to inform you and the other holders of our warrants issued pursuant to our Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc., a Delaware corporation, and such holders, that we are hereby terminating and withdrawing our Offer to Amend and Exchange (the "Offer").

        The Offer expired at 5:00 p.m. PDT on June 14, 2004. The Offer was conditioned upon, among other things, acceptance of the Offer by holders of outstanding warrants exercisable for at least 85% of the aggregate number of shares issuable upon exercise of all outstanding warrants. As of 5:00 p.m. PDT on June 14, 2004, the holders of outstanding warrants exercisable for approximately 39% of the aggregate number of shares issuable upon exercise of all outstanding warrants had submitted and not withdrawn their Election Forms and outstanding warrants. Because a sufficient number of warrantholders did not elect to accept the Offer by the deadline to satisfy the Offer's 85% minimum acceptance condition, and due to the general uncertainty of market, economic and financial conditions in the United States and abroad, we are terminating and withdrawing the Offer. Accordingly, we will not amend any of the warrants pursuant to the Offer, and all warrants received from warrantholders in connection with the Offer will be returned promptly.

        We and our affiliates are prohibited by Rule 13e-4 under the Securities Exchange Act of 1934, as amended, from amending any of the warrants outside of the Offer until after the expiration of the tenth business day following the expiration or termination of the Offer. Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to amend any of the warrants through privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms and conditions as we may determine, which may be to set an exercise price for any warrant greater or less than the exercise price proposed pursuant to the Offer and could involve the payment of additional consideration. We cannot assure you as to which, if any, of these alternatives, or combinations thereof, we will pursue.

        You do not have to take any action in response to this letter. The terms and conditions of your original warrants remain in effect, and your warrants will remain outstanding until they expire by their own terms or are exercised.

        If you have any questions, please direct your questions to Joseph Markey at Valentis, Inc. 863A Mitten Road, Burlingame, California 94010, or by telephone at (650) 697-1900, extension 369.

Very truly yours, VALENTIS, INC. Benjamin F. McGraw, III President and Chief Executive Officer

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  EXHIBIT (a)(1)(H)